Yingli Green Energy Holding Co., Ltd. 英利绿色能源控股有限公司
3399 North Chaoyang Avenue Baoding 071051, China 中国保定国家高新区朝阳北大街3399号(071051) T +86 312 8929700 F +86 312 8929800 yingli@yingli.com www.yinglisolar.com

August 9, 2016

VIA EDGAR

Amanda Ravitz, Assistant Director

Heather Percival, Senior Attorney

Geoff Kruczek, Senior Attorney

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yingli Green Energy Holding Company Limited Form 20-F for the fiscal year ended December 31, 2015 Filed May 16, 2016 File No. 001-33469

Dear Ms. Ravitz, Ms. Percival and Mr. Kruczek:

Yingli Green Energy Holding Company Limited (the “Company”) confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 27, 2016 (the “Comment Letter”), containing the Staff’s comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015. Due to the additional time required to address some of the issues in responding to the comments, the Company respectfully requests an extension of the deadline for its responses. The Company expects to provide its responses to the Comment Letter no later than August 17, 2016.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Daniel Fertig of Simpson Thacher & Bartlett LLP, by phone at +852 2514-7660 (office) or +852 6640-3886 (cell) or by email at dfertig@stblaw.com.

Sincerely,

/s/Yiyu Wang
Yiyu Wang
Chief Financial Officer

cc:	Daniel Fertig, Esq.

Simpson Thacher & Bartlett LLP